                                                                    EXHIBIT 99.1

MASNET No. 52 of 30.05.2000
Announcement No. 65

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
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NOTICE OF CHANGES IN DIRECTOR'S INTERESTS
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Name of director:                       Chia Song Hwee

Date of notice to company:              30/05/2000

Date of change of interest              29/05/2000

Name of registered holder:              Chia Song Hwee

Circumstance giving rise to the change: Sales in open market at own discretion

Shares held in the name of registered holder

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
No. of shares of the change:         110,000

% of issued share capital:             0.008

Amount of consideration per share S$13.6545 excluding brokerage, GST, Stamp duties, clearing fee:

No. of shares held before change:    155,747

% of issued share capital:            0.0113

No. of shares held after change:      45,747

% of issued share capital:            0.0033
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

Holdings of Director including direct and deemed interest

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                                             Deemed               Direct
                                             ------              --------
No. of shares held before change:                 0               155,747

% of issued share capital:                                         0.0113

No. of shares held after change:                  0                45,747

% of issued share capital:                                         0.0033
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Total shares:                                     0                45,747
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

Submitted by Nancy Tan See Sin, Joint Company Secretary on 30/05/2000 to the SGX